[redacted]

08031175

'ATES
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.. .., D.C. 20549

SEC Mail Processing Section
MAR 3 1 2008
Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 3 1 2008
808

SEC FILE NUMBER
8 48418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Theta Analytics, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Alta Court
(No. And Street)

West Windsor (City) NJ (State) 08550 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Srinivasan Viswanathan (925) 667-9089
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003 (Address) New York (City) New York (State) 10038 (Zip Code)

PROCESSED
APR 1 6 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Srinivasan Viswanathan**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Theta Analytics, LLC, as

of **December 31**, 20 **06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 11

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THETA ANALYTICS, LLC

DECEMBER 31, 2007 AND 2006

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Members of
Theta Analytics, LLC

We have audited the accompanying statements of assets, liabilities and members' equity of Theta Analytics, LLC as of December 31, 2007 and 2006 and the related statements of revenue and expenses, changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Theta Analytics, LLC at December 31, 2007 and 2006 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 27, 2008

THETA ANALYTICS, LLC

STATEMENTS OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

ASSETS	December 31, 2007	December 31, 2006
Securities owned, at market value (Note 5)	$ 15,276,195	$ 8,916,465
JBO investment	50,000	50,000
Interest receivable	895	-
TOTAL ASSETS	$ 15,327,090	$ 8,966,465
LIABILITIES AND MEMBERS' EQUITY		
Securities sold, not yet purchased, at market (Note 5)	$ 5,026,808	$ 3,016,010
Payable to clearing broker (Note 4)	8,867,016	3,248,928
Interest and dividends payable	49,619	14,815
Accrued expenses and accounts payable	17,000	4,100
TOTAL LIABILITIES	13,960,443	6,283,853
Commitments and contingent liabilities (Note 6)	-	-
Members' equity	1,366,647	2,682,612
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 15,327,090	$ 8,966,465

The accompanying notes are an integral part of these financial statements.

THETA ANALYTICS, LLC

STATEMENT OF REVENUE AND EXPENSES

	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006
Revenues:		
Principal trading	$ (874,549)	$ (9,347)
Dividends	53,770	43,433
OCC rebates	313	-
Total Revenues	(820,466)	34,086
Expenses:		
Interest and dividend expense	249,112	41,364
Clearing charges	44,588	38,251
Seat lease fees	25,200	-
Professional fees	21,600	7,750
Exchange charges	13,395	14,762
Office expenses	2,171	4,667
Brokerage fees	1,166	15,724
Other expenses	5,182	638
Total Expenses	362,414	123,156
Net loss	$ (1,182,880)	$ (89,070)

The accompanying notes are an integral part of these financial statements.

THETA ANALYTICS, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Members' equity at January 1, 2006	$ -
Capital contributions	3,371,682
Net loss	(89,070)
Withdrawals	(600,000)
Members' equity at December 31, 2006	2,682,612
Capital contributions	100,000
Net loss	(1,182,880)
Withdrawals	(233,085)
Members' equity at December 31, 2007	$ 1,366,647

The accompanying notes are an integral part of these financial statements.

THETA ANALYTICS, LLC

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,182,880)	$ (89,070)
Changes in operating assets and liabilities:		
(Increase) in securities owned at market	(6,359,730)	(8,916,465)
(Increase) in JBO investment	-	(50,000)
(Increase) in income receivable	(895)	-
Increase in securities sold, not yet purchased, at market	2,010,798	3,016,010
Increase in payable to clearing broker	5,618,088	3,248,928
Increase in interest and dividends payable	34,804	14,815
Increase in accrued expenses	12,900	4,100
Total adjustments	1,315,965	(2,682,612)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	133,085	(2,771,682)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	100,000	3,371,682
Capital withdrawals	(233,085)	(600,000)
CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(133,085)	2,771,682
NET INCREASE (DECREASE) IN CASH	-	-
CASH		
Beginning of year	-	-
End of year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Theta Analytics, LLC, a New York limited liability company (the "Company"), formed in 2006, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Philadelphia Stock Exchange ("PHLX").

The Company is engaged in securities trading.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded daily on a mark to market basis.

Fair Value of Financial Instruments

The carrying value of financial instruments including income receivable, interest and dividends payable and accrued expenses, approximates their fair value due to the relatively short-term nature of these instruments.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the gain from operations.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations

NOTE 3- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the members under this form of organization.

NOTE 4- PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts payable to the Company's clearing organization at December 31, 2007 and 2006, consist of the following:

	2007	2006
Payable to clearing broker	$ 8,867,016	$ 3,248,928

NOTE 5- SECURITIES OWNED AND SOLD (NOT YET PURCHASED) AT MARKET

Marketable securities owned and sold, not yet purchased, at December 31, 2007 consist of trading and investment securities at quoted market values, as illustrated below:

	Owned	Sold, Not Yet Purchased
Common stocks	$ 14,134,100	$ 450,041
Options	1,142,095	4,576,767
	$ 15,276,195	$ 5,026,808

NOTE 5- SECURITIES OWNED AND SOLD (NOT YET PURCHASED) AT MARKET (continued)

Marketable securities owned and sold, not yet purchased, at December 31, 2006 consist of trading and investment securities at quoted market values, as illustrated below:

		Owned		Sold, Not Yet Purchased
Common stocks	$	8,916,465	$	-
Options		-		3,016,010
	$	8,916,465	$	3,016,010

NOTE 6- COMMITMENTS AND CONTINGENCIES

The Company utilizes office space provided by its managing member.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is a member of the Philadelphia Stock Exchange and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, during the first twelve (12) months of commencing operations the ratio may not exceed 8 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was $863,519 which was $763,519 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.0761 to 1. At December 31, 2006, the Company's net capital was $2,028,010 which was $1,928,010 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.01 to 1.

NOTE 8- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 9- OFF BALANCE SHEET RISK

Pursuant to a JBO Participant's Account Agreement, the Company will give up its clearing member to the clearing corporation for all of its securities transactions. Therefore, all of the customers' money balances and long and short security positions will be maintained on the books of the clearing member in a JBO participant's account. Under certain conditions as defined in the agreement, the Company has agreed to indemnify the clearing member for losses, if any, which the clearing member may sustain from maintaining securities transactions effected by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing member monitor collateral on the securities transactions introduced by the Company.

NOTE 10- GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying contract (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

THETA ANALYTICS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2007		December 31, 2006
NET CAPITAL:				
Members' equity		$ 1,366,648		$ 2,682,612
Less non-allowable assets and deductions:				
JBO investment	$ 50,000		$ 50,000	
		50,000		50,000
Less: Haircuts		453,129		604,602
NET CAPITAL		$ 863,519		$ 2,028,010
AGGREGATE INDEBTEDNESS, total liabilities		$ 65,273		$ 26,945
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$ 4,352		$ 1,796
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 100,000		$ 100,000
MINIMUM NET CAPITAL REQUIRED		$ 100,000		$ 100,000
EXCESS NET CAPITAL		$ 763,519		$ 1,928,010
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 65,273 / $ 863,519	7.559%	$ 26,945 / $ 2,028,010	1.329%

For 2007 there were no material differences between the above computation and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing.

For 2006 see Schedule II for reconciliation.

THETA ANALYTICS, LLC

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2006
NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)	$	1,993,060
Increases:		
Adjustment for over accrued expenses		8,030
Reduction in haircut		26,920
NET CAPITAL, per audit	$	2,028,010

THETA ANALYTICS, LLC

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

YEAR ENDED DECEMBER 31, 2007 AND 2006

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

The Members of
Theta Analytics, LLC
New York, New York

In planning and performing our audit of the financial statements of Theta Analytics, LLC (the "Company"), as of and for the years ended December 31, 2007 and 2006 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities; we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Theta Analytics, LLC

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 and 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Philadelphia Stock Exchange, Inc. and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 27, 2008

END